UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of March 2023

___________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of 4Q2022 and FY 2022 Consolidated Results
2.	4Q22 and FY2022 Consolidated Earning Results Presentation

Item 1

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”). As such, it is subject to compliance with securities regulation in Colombia and applicable U.S. securities regulation. Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate.

The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB. Details of the calculations of non-IFRS measures such as ROAA and ROAE, among others, are explained when required in this report.

Banco de Bogotá executed a spin-off of a 75% equity stake in BAC Holding International Corp (“BHI”); to its shareholders and Grupo Aval subsequently spun-off its equity interest to its shareholders on March 29, 2022. Prior to the spin-off, Banco de Bogotá was the direct and only parent of BHI. Furthermore, on December 19, 2022, Banco de Bogotá sold 20.89% of the outstanding investment of BHI through a tender offer. As of December 31, 2022, Banco de Bogotá held 4.11% of BHI. This investment is reflected as an investment at fair value through other comprehensive income.

As a result, for comparability purposes, we have prepared and present supplemental unaudited pro forma financial information for the twelve months ended December 31, 2021, that assumes the spin-off was completed on January 1, 2021. As a result of the sale of 20.89% of BHI, in this presentation we have reclassified the BHI’s equity method to discontinued operation for the second and third quarter of 2022.

The supplemental unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date. The pro forma financial information is unaudited and the completion of the external audit for the year ended December 31, 2022, may result in adjustments to the unaudited pro forma financial information presented herein any such adjustments may be material. For further information, please see the supplemental unaudited pro forma financial information in our fourth quarter of 2022 earnings release.

This report includes forward-looking statements. In some cases, you can identify these forward-looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words. Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC.

Recipients of this document are responsible for the assessment and use of the information provided herein. Matters described in this presentation and our knowledge of them may change extensively and materially over time, but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report.

The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description.

When applicable, in this document we refer to billions as thousands of millions.

1

Report of 4Q2022 and FY 2022 consolidated results Information reported in Ps billions and under IFRS, except per share information

Bogotá, March 3rd, 2023. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 2,482.9 billion (Ps 107.3 pesos per share) for 2022 versus a Ps 3,297.7 billion (Ps 148.0 pesos per share) figure reported for 2021. ROAE was 14.0% and ROAA was 1.6% for 2022.

Key results of 4Q 2022:

Colombia’s economy lost its momentum during the fourth quarter of 2022. GDP growth during 4Q22 rose to 2.9% when compared to the same quarter in 2021. The previous three quarters grew 7.8%, 12.1% and 7.7%, respectively. GDP Growth during the year was 7.5%. A contractionary monetary policy, which included several increases to the repo rate totaling a staggering 900 bps during the year, and 200 bps during the fourth quarter, was transmitted like never before to the banks’ costs of funds as the banking sector competed for longer term deposits mostly to comply with new liquidity requirements issued by the Superintendency of Finance. Conversely, banks that specialize in consumer lending will only gradually reprice in time their mostly fixed-rate loan portfolios.

As previously disclosed, Aval’s 1Q22 results included extraordinary net income of Ps 724 billion as a result of Banco de Bogota’s spin-off of 75% of BHI. During 4Q22 Banco de Bogota accepted a tender offer to sell an additional 21% of BHI, which resulted in an extraordinary loss in Aval’s P&L of Ps 678 billion. For the year, both transactions resulted in a Ps 46 billion extraordinary net income. For ease of analyzing the 2022 results, 2021 figures are expressed on a pro-forma basis to reflect consolidated numbers excluding BHI’s contribution. As such,

•	Aval’s consolidated loan portfolio grew 18.1% in 2022 (4.1% during 4Q22). During the year, consumer loans grew 17.0%, commercial loans grew 18.3% and mortgages grew 21.8%. Total deposits grew 17.0% in 2022 (4.1% during 4Q22).

•	The quality of Aval’s loan portfolios improved during 2022; the ratio of +30 days past due loans improved by 30 basis points, from 4.65% at the end of 4Q21 to 4.35% at the end of 4Q22. +90 day past due loans improved by 38 basis points, from 3.63% at the end of 4Q21 to 3.25% at the end of 4Q22. Additionally, year-on-year, IFRS Stage 1 loans increased by 550 basis points, while Stage 2 loans decreased by 480 basis points and Stage 3 loans decreased by 70 basis points.

•	Cost of Risk improved by 36 bps, from 1.84% during 2021 to 1.48% during 2022.

•	As mentioned before, Aval’s NIM on loans includes the costs of borrowing of Corficolombiana’s subsidiaries, and therefore is not a pure banking NIM. This number is mostly distorted when the cost of borrowing increases materially, which is currently the case. While total NIM on loans decreased 79 bps during 2022 (from 5.47% to 4.68%), NIM on loans strictly of our banks decreased 41 bps (from 5.70% to 5.29%).

•	NIM on investments for the year was -0.-13%, a decrease of 49 bps versus 2021 (0.36%).

•	Total NIM contracted 67 bps during the year (from 4.35% to 3.68%) and stayed unchanged during the quarter at 3.51%.

•	Banking fees, Trust Fees and Bonded warehouse fees increased 17.11%, 4.95% and 10.54%, respectively, during the year, while Pension fees contracted 26.16% mostly due to the increase in life and disability insurance premiums, which Porvenir contracts and pays on behalf of its clients and which reduces Porvenir’s total fee income.

•	Income from Aval’s Non-Financial Sector increased in 2022 by 46.7% when compared to 2021, but decreased by 21.2% in the last quarter due mostly to the on-going negotiation of Promigas’ fee structure.

•	Other Operating Income contracted 34.1% during the year, from Ps 1,457 billion to Ps 960 billion, mainly because of a net loss of Ps 296 billion in derivatives and foreign exchange, as a result of the shift in Banco de Bogota’s foreign exchange position after the spin-off and sale of BHI.

•	Aval’s cost to assets ratio improved by 10 bps during 2022 (from 2.8% in 2021 to 2.7% in 2022).

•	As a result, Aval’s attributable net income for the year was Ps 2.48 trillion, which includes Ps ..59 trillion from discontinued operations. For the same period, ROAA and ROAE were 1.64% and 14.0% respectively.

2

Report of 4Q2022 and FY 2022 consolidated results Information reported in Ps billions , except per share information

Bogotá, March 3rd, 2023. Grupo Aval S.A. (NYSE:AVAL) reported a consolidated attributable net income of Ps 2,482.9 billion (Ps 107.3 pesos per share) for 2022 versus a Ps 3,297.7 billion (Ps 148.0 pesos per share) figure reported for 2021. ROAE was 14.0% and ROAA was 1.6% for 2022.

		Presented for comparability purposes

	COP $tn	Pro forma 4Q21	3Q22	4Q22	4Q22 vs 3Q22	4Q22 vs Pro forma 4Q21
Balance Sheet	Gross Loans	$ 154.4	$ 175.1	$ 182.3	4.1%	18.1%
	Deposits	$ 148.1	$ 166.5	$ 173.3	4.1%	17.0%
	Deposits/Net Loans	1.00 x	0.99 x	0.97 x	-0.02 x	-0.04 x

Loan Quality	90 days PDLs / Gross Loans	3.6%	3.2%	3.3%	3 bps	(38) bps	Pro forma 2021	2022	2022 vs Pro forma 2021
	Allowance/90 days PDLs	1.55 x	1.59 x	1.55 x	-0.04 x	0.00 x
	Cost of risk	1.7%	1.4%	1.5%	11 bps	(23) bps	1.8%	1.5%	(36) bps

Other ratios	Net interest margin	4.2%	3.5%	3.5%	(1) bps	(73) bps	4.4%	3.7%	(67) bps
	Fee income Ratio	21.0%	19.2%	19.8%	60 bps	(117) bps	19.3%	17.9%	(135) bps
	Efficiency Ratio	51.2%	48.2%	55.5%	731 bps	435 bps	42.8%	45.8%	303 bps

		4Q21	3Q22	4Q22	4Q22 vs 3Q22	4Q22 vs 4Q21	2021	2022	22 vs 21
Profitability	Attributable net income	$ 0.78	$ 0.41	-$ 0.33	-181.0%	-142.5%	$ 3.30	$ 2.48	-24.7%
	ROAA	1.4%	1.3%	-0.6%	(191) bps	(203) bps	1.6%	1.6%	(1) bps
	ROAE	13.7%	9.8%	-8.0%	(1,779) bps	(2,166) bps	15.3%	14.0%	(132) bps

    Pro forma ratio

•	Pro-forma Loans, Allowances, Net Interest, Fees and Operating costs for 4Q21 and 2021 are calculated based on the previously reported consolidated figures excluding BHI’s contribution to these numbers.

•	Pro-forma ratios for 4Q21 and 2021 are calculated based on the pro-forma figures explained above.

•	Pro-forma ratios for 2022 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

Gross loans excludes interbank and overnight funds. PDLs 90+ defined as loans more than 90 days past due. Cost of Risk calculated as Impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. Net Interest Margin includes net interest income plus net trading income from debt and equity investments at FVTPL divided by total average interest-earning assets. Fee income ratio is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. Efficiency Ratio is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. ROAA is calculated as annualized Net Income divided by average of total assets. ROAE is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity . NS refers to non-significant figures.

3

Report of 4Q2022 and FY 2022 consolidated results Information reported in Ps billions

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements

Supplemental unaudited pro forma financial information

Information in Ps. Billions

Consolidated Statement of Financial Position	Pro forma 4Q21	3Q22	4Q22	Δ
				4Q22 vs. 3Q22	4Q22 vs. Pro forma 4Q21
Cash and cash equivalents	17,752.1	18,013.9	17,032.9	-5.4%	-4.1%
Trading assets	10,796.4	11,870.9	11,841.4	-0.2%	9.7%
Investment securities	33,144.6	32,175.0	33,674.5	4.7%	1.6%
Hedging derivatives assets	44.2	56.6	20.9	-63.1%	-52.9%
Total loans, net	147,432.4	168,343.6	179,115.8	6.4%	21.5%
Tangible assets	7,066.7	7,125.9	7,235.4	1.5%	2.4%
Goodwill	2,230.3	2,250.9	2,248.2	-0.1%	0.8%
Concession arrangement rights	11,098.1	12,686.8	13,242.7	4.4%	19.3%
Other assets	24,869.9	33,372.6	31,179.4	-6.6%	25.4%
Spun-off assets from BHI	112,469.1	-	-	N.A	N.A
Total assets	366,903.9	285,896.2	295,591.2	3.4%	-19.4%
Trading liabilities	1,049.7	2,295.8	1,757.6	-23.4%	67.4%
Hedging derivatives liabilities	55.8	4.9	3.6	-27.1%	-93.6%
Customer deposits	148,098.5	166,533.2	173,341.1	4.1%	17.0%
Interbank borrowings and overnight funds	10,278.1	11,267.0	9,087.9	-19.3%	-11.6%
Borrowings from banks and others	18,044.6	26,266.6	30,309.4	15.4%	68.0%
Bonds issued	31,504.7	29,127.8	28,362.2	-2.6%	-10.0%
Borrowings from development entities	3,227.3	3,659.0	4,357.3	19.1%	35.0%
Other liabilities	14,734.4	15,603.8	17,550.5	12.5%	19.1%
Spun-off liabilities from BHI	100,439.2	-	-	N.A	N.A
Total liabilities	327,432.3	254,758.1	264,769.6	3.9%	-19.1%
Equity attributable to owners of the parent	23,013.7	16,766.5	16,467.0	-1.8%	-28.4%
Non-controlling interest	16,458.0	14,371.6	14,354.7	-0.1%	-12.8%
Total equity	39,471.6	31,138.1	30,821.7	-1.0%	-21.9%
Total liabilities and equity	366,903.9	285,896.2	295,591.2	3.4%	-19.4%

Consolidated Statement of Income Continued operations	4Q21	3Q22	4Q22	Δ
Interest income	3,320.4	5,213.0	6,143.6	17.9%	85.0%
Interest expense	1,312.8	3,294.5	4,378.4	32.9%	N.A.
Net interest income	2,007.5	1,918.5	1,765.2	-8.0%	-12.1%
Loans and other accounts receivable	793.7	751.8	841.7	12.0%	6.1%
Other financial assets	(0.2)	(0.8)	(0.4)	-53.3%	85.2%
Recovery of charged-off financial assets	(148.1)	(173.1)	(188.3)	8.8%	27.1%
Net impairment loss on financial assets	645.4	577.9	653.0	13.0%	1.2%
Net interest income, after impairment losses	1,362.2	1,340.6	1,112.2	-17.0%	-18.4%
Net income from commissions and fees	805.0	746.7	749.7	0.4%	-6.9%
Gross profit from sales of goods and services	676.6	1,165.6	918.1	-21.2%	35.7%
Net trading income	230.7	756.4	609.0	-19.5%	164.0%
Net income from other financial instruments mandatory at FVTPL	62.8	68.2	68.2	0.0%	8.6%
Total other income	52.9	(769.3)	(327.9)	-57.4%	N.A
Total other expenses	1,963.7	1,874.7	2,101.0	12.1%	7.0%
Net income before income tax expense	1,226.4	1,433.5	1,028.3	-28.3%	-16.2%
Income tax expense	379.4	547.8	526.3	-3.9%	38.7%
Net income for the period of continued operations	847.0	885.7	502.0	-43.3%	-40.7%
Net income for the period of discontinued operations	444.6	44.1	(929.4)	N.A	N.A
Net income for the period	1,291.6	929.8	(427.5)	-146.0%	-133.1%
Non-controlling interest	514.9	521.7	(97.1)	-118.6%	-118.9%
Net income attributable to owners of the parent	776.8	408.1	(330.4)	-181.0%	-142.5%

Key ratios	Pro forma 4Q21	3Q22	4Q22	Pro forma YTD 2021	YTD 2022
Net Interest Margin(1)	4.3%	3.8%	3.3%	4.5%	3.8%
Net Interest Margin (including net trading income)(1)	4.2%	3.5%	3.5%	4.4%	3.7%
Efficiency ratio(2)	51.2%	48.2%	55.5%	42.8%	45.8%
90 days PDL / Gross loans (5)	3.6%	3.2%	3.3%	3.6%	3.3%
Provision expense / Average gross loans (6)	1.7%	1.4%	1.5%	1.8%	1.5%
Allowance / 90 days PDL (5)	1.55	1.59	1.55	1.55	1.55
Allowance / Gross loans	5.6%	5.1%	5.0%	5.6%	5.0%
Charge-offs / Average gross loans (6)	2.2%	2.1%	1.8%	2.4%	1.9%
Total loans, net / Total assets	57.9%	58.9%	60.6%	57.9%	60.6%
Deposits / Total loans, net	100.5%	98.9%	96.8%	100.5%	96.8%

Key ratios	4Q21	3Q22	4Q22	YTD 2021	YTD 2022
Equity / Assets	10.8%	10.9%	10.4%	10.8%	10.4%
Tangible equity ratio (7)	8.2%	9.6%	9.1%	8.2%	9.1%
ROAA(3)	1.4%	1.3%	-0.6%	1.6%	1.6%
ROAE(4)	13.7%	9.8%	-8.0%	15.3%	14.0%
Shares outstanding (EoP)	22,281,017,159	23,743,475,754	23,743,475,754	22,281,017,159	23,743,475,754
Shares outstanding (Average)	22,281,017,159	23,743,475,754	23,743,475,754	22,281,017,159	23,142,465,372
Common share price (EoP)	1,054.0	659.0	530.0	1,054.0	530.0
Preferred share price (EoP)	1,059.0	580.0	570.0	1,059.0	570.0
BV/ EoP shares in Ps.	1,032.9	706.2	693.5	1,032.9	693.5
EPS	34.9	17.2	(13.9)	148.0	107.3

P/E (8)	7.6	12.4	(10.2)	7.2	5.3
P/BV (8)	1.0	0.8	0.8	1.0	0.8

•	Pro-forma Loans, Allowances, Net Interest, Fees and Operating costs for 4Q21 and 2021 are calculated based on the previously reported consolidated figures excluding BHI’s contribution to these numbers.
•	Pro-forma ratios for 4Q21 and 2021 are calculated based on the pro-forma figures explained above.
•	Pro-forma ratios for 2022 are based on reported revenues and expenses, associated to each ratio; however, the denominators avera ges used to calculate these ratios contain pro-forma figures from previous quarters.

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2)Efficiency Ratio is calculated as total other expenses divided by net interest income plus   net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other   income; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s   shareholders divided by the average of shareholders´ attributable equity for each quarter; (5) PDLs 90+ defined as loans more than 90 days past due include interest accounts receivables. Gross loans excluding interbank and overnight funds; (6) Refers to average gross loans for the period; (7) Tangible Equity Ratio is calculated as Total Equity minus Intangibles (excluding those related to concessions) divided by Total Assets minus Intangibles (excluding those related to concessions); (8) Based on Preferred share prices.

4

Report of 4Q2022 and FY 2022 consolidated results Information reported in Ps billions

Statement of Financial Position Analysis

•	Pro-forma figures for 4Q21 are calculated based on the previously reported consolidated figures excluding BHI’s contribution to these numbers.

•	Pro-forma ratios for 4Q21 are calculated based on the pro-forma figures explained above.

•	Pro-forma ratios for 2022 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters

1. Assets (1)

Total assets as of December 31st, 2022 totaled Ps 295,591.2 billion showing an increase of 16.2% versus pro forma total assets in December 31st, 2021 and an increase of 3.4% versus September 30th, 2022. Growth was mainly driven by (i) a 21.5% year over year growth in total loans, net to Ps 179,115.8 billion, (ii) a 25.4% yearly growth in other assets, net to Ps 31,179.4 billion and (iii) a 19.3% year over year growth in concession arrangement rights to Ps 13,242.7 billion.

Reported total assets as of December 31st, 2021 were Ps 366,903.9 billion.

1.1 Loan portfolio (1)

Gross loans (excluding interbank and overnight funds) increased by 18.1% between December 31st, 2022 and pro forma December 31st, 2021 to Ps 182,345.6 billion mainly driven by (i) a 21.8% increase in Mortgages loans to Ps 17,883.4 billion, (ii) a 18.3% increase in Commercial loans to Ps 104,775.1 billion and (iii) a 17.0% increase in Consumer loans to Ps 59,419.4 billion.

Interbank & overnight funds increased by 236.0% to Ps 5,967.7 billion versus the pro forma 4Q21.

Loss allowance was Ps 9,197.5 billion as of December 31st, 2022 taking net loans to Ps 179,115.8 billion.

Total loans, net	Pro forma 4Q21 (1)	3Q22	4Q22	Δ
				4Q22 vs. 3Q22	4Q22 vs. Pro forma 4Q21
Gross loans
Commercial loans	88,591.1	100,233.4	104,775.1	4.5%	18.3%
Consumer loans	50,765.3	57,629.2	59,419.4	3.1%	17.0%
Mortgages loans	14,681.5	16,966.6	17,883.4	5.4%	21.8%
Microcredit loans	317.7	264.8	267.7	1.1%	-15.7%
Gross loans	154,355.6	175,094.0	182,345.6	4.1%	18.1%
Interbank & overnight funds	1,776.3	2,241.6	5,967.7	166.2%	236.0%
Total gross loans	156,131.8	177,335.7	188,313.4	6.2%	20.6%
Loss allowance	(8,699.4)	(8,992.0)	(9,197.5)	2.3%	5.7%
Allowance for impairment of commercial loans	(5,171.1)	(5,393.0)	(5,494.2)	1.9%	6.2%
Allowance for impairment of consumer loans	(3,026.7)	(3,189.2)	(3,311.9)	3.8%	9.4%
Allowance for impairment of mortgages	(396.5)	(361.9)	(352.4)	-2.6%	-11.1%
Allowance for impairment of microcredit loans	(105.1)	(48.0)	(39.0)	-18.8%	-62.9%
Total loans, net	147,432.4	168,343.6	179,115.8	6.4%	21.5%

Reported total loans, net as of December 31st, 2021 were Ps 220,297.8 billion.

(1) Pro-forma total assets and total loans, net for 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

5

Report of 4Q2022 and FY 2022 consolidated results Information reported in Ps billions

The following table shows the gross loan composition per product of each of our loan categories.

Gross loans	Pro forma 4Q21 (1)	3Q22	4Q22	Δ
				4Q22 vs. 3Q22	4Q22 vs. Pro forma 4Q21
General purpose	63,952.8	71,226.6	74,473.6	4.6%	16.5%
Working capital	10,693.9	14,137.7	14,631.6	3.5%	36.8%
Financial leases	10,107.8	10,436.7	10,862.0	4.1%	7.5%
Funded by development banks	3,198.6	3,642.2	4,053.3	11.3%	26.7%
Overdrafts	347.6	443.9	436.6	-1.6%	25.6%
Credit cards	290.4	346.4	317.9	-8.2%	9.5%
Commercial loans	88,591.1	100,233.4	104,775.1	4.5%	18.3%
Payroll loans	29,965.0	33,233.5	33,306.7	0.2%	11.2%
Personal loans	10,037.9	12,404.4	13,425.6	8.2%	33.7%
Credit cards	5,962.6	6,645.6	7,023.6	5.7%	17.8%
Automobile and vehicle	4,557.8	5,128.4	5,421.1	5.7%	18.9%
Financial leases	25.4	20.2	18.5	-8.4%	-27.3%
Overdrafts	48.0	65.0	75.9	16.6%	58.2%
Other	168.7	132.2	148.1	12.1%	-12.2%
Consumer loans	50,765.3	57,629.2	59,419.4	3.1%	17.0%
Mortgages	12,619.8	14,657.3	15,488.0	5.7%	22.7%
Housing leases	2,061.7	2,309.3	2,395.3	3.7%	16.2%
Mortgages loans	14,681.5	16,966.6	17,883.4	5.4%	21.8%
Microcredit loans	317.7	264.8	267.7	1.1%	-15.7%
Gross loans	154,355.6	175,094.0	182,345.6	4.1%	18.1%
Interbank & overnight funds	1,776.3	2,241.6	5,967.7	166.2%	236.0%
Total gross loans	156,131.8	177,335.7	188,313.4	6.2%	20.6%

Over the last twelve months, we observed a strong performance in all types of loans.

Commercial loans increased by 18.3% versus pro forma 4Q21 and 4.5% versus 3Q22.

Consumer loans growth compared with pro forma figures over the last year and quarter was mainly driven by personal loans and automobile and vehicles loans. Consumer loans grew by 17.0% during the last twelve months and 3.1% between December 31st, 2022 and September 30th, 2022, respectively.

Mortgages loans increased by 21.8% versus pro forma 4Q21 and 5.4% versus 3Q22.

On December 31st, 2021 reported commercial loans reached Ps 122,027.8 billion, consumer loans totaled Ps 76,889.1 billion and mortgages loans reached Ps 29,120.3 billion.

The following table shows the loans and receivables composition per entity. During the last twelve months, Banco de Occidente showed the highest growth rate within our banks, driven by a strong performance in all types of loans with consumer loans growing 25.4%, commercial loans 21.0% and mortgages growing 16.7%.

(1) Pro-forma gross loans and breakdown for 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

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Report of 4Q2022 and FY 2022 consolidated results Information reported in Ps billions

Gross loans / Bank ($)	Pro forma 4Q21 (1)	3Q22	4Q22	Δ
				4Q22 vs. 3Q22	4Q22 vs. Pro forma 4Q21
Banco de Bogotá	81,921.0	92,233.3	96,078.0	4.2%	17.3%
Banco de Occidente	36,599.2	43,289.4	44,581.2	3.0%	21.8%
Banco Popular	22,617.6	25,121.4	25,212.5	0.4%	11.5%
Banco AV Villas	13,114.5	14,542.8	15,004.8	3.2%	14.4%
Corficolombiana	1,912.8	2,098.9	2,199.5	4.8%	15.0%
Grupo Aval Holding	-	-	1,508.8	N.A.	N.A.
Eliminations	(1,809.5)	(2,191.8)	(2,239.2)	2.2%	23.7%
Gross loans	154,355.6	175,094.0	182,345.6	4.1%	18.1%
Interbank & overnight funds	1,776.3	2,241.6	5,967.7	166.2%	236.0%
Total gross loans	156,131.8	177,335.7	188,313.4	6.2%	20.6%

Gross loans / Bank (%)	Pro forma 4Q21 (1)	3Q22	4Q22

Banco de Bogotá	53.1%	52.7%	52.7%
Banco de Occidente	23.7%	24.7%	24.4%
Banco Popular	14.7%	14.3%	13.8%
Banco AV Villas	8.5%	8.3%	8.2%
Corficolombiana	1.2%	1.2%	1.2%
Grupo Aval Holding	0.0%	0.0%	0.8%
Eliminations	-1.2%	-1.3%	-1.2%
Gross loans	100%	100%	100%

In terms of gross loans (excluding interbank and overnight funds), 90.1% are domestic and 9.9% are foreign (reflecting the Multi Financial Group operation).

The 0.8% of Grupo Aval Holding reflects the loan with Esadinco S.A. (Related Party). This transaction was conducted on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal risk of collectability or present other unfavorable features.

The quality of our loan portfolio was relatively stable during the quarter.

Our 30 days PDL to total loans closed in 4.3% for 4Q22 and 3Q22, and 4.7% in pro forma 4Q21. The ratio of 90 days PDL to total loans was 3.3% for 4Q22, 3.2% for 3Q22 and 3.6% for pro forma 4Q21.

Commercial loans 30 days PDL ratio was 4.0% for 4Q22, 4.2% for 3Q22 and 4.6% for pro forma 4Q21; 90 days PDL ratio was 3.6%, 3.6% and 4.0%, respectively. Consumer loans 30 days PDL ratio was 4.7% for 4Q22, 4.3% for 3Q22, and 4.5% for pro forma 4Q21; 90 days PDL ratio was 2.7%, 2.6% and 3.0%, respectively. Mortgages’ 30 days PDL ratio was 4.9% for 4Q22, 5.0% for 3Q22, and 4.9% for pro forma 4Q21; 90 days PDL ratio was 3.0%, 3.1% and 3.2%, respectively.

Total gross loans	Pro forma 4Q21 (1)	3Q22	4Q22	Δ
				4Q22 vs. 3Q22	4Q22 vs. Pro forma 4Q21
''A'' normal risk	137,613.1	159,301.0	165,978.8	4.2%	20.6%
''B'' acceptable risk	4,032.8	3,402.0	3,577.5	5.2%	-11.3%
''C'' appreciable risk	4,322.0	3,623.6	3,803.1	5.0%	-12.0%
''D'' significant risk	4,663.5	4,683.8	4,854.9	3.7%	4.1%
''E'' unrecoverable	3,724.2	4,083.6	4,131.4	1.2%	10.9%
Gross loans	154,355.6	175,094.0	182,345.6	4.1%	18.1%
Interbank and overnight funds	1,776.3	2,241.6	5,967.7	166.2%	236.0%
Total gross loans	156,131.8	177,335.7	188,313.4	6.2%	20.6%

CDE loans / gross loans (*)	8.2%	7.1%	7.0%

(1) Pro-forma gross loans, total gross loans and breakdown for 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. Pro-forma PDLs for 4Q21 are calculated based on the pro-forma figures explained above.

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Report of 4Q2022 and FY 2022 consolidated results Information reported in Ps billions

Past due loans	Pro forma 4Q21 (1)	3Q22	4Q22	Δ
				4Q22 vs. 3Q22	4Q22 vs. Pro forma 4Q21
Performing	84,527.7	96,049.7	100,550.0	4.7%	19.0%
Between 31 and 90 days past due	528.9	577.1	436.3	-24.4%	-17.5%
+90 days past due	3,534.5	3,606.7	3,788.8	5.1%	7.2%
Commercial loans	88,591.1	100,233.4	104,775.1	4.5%	18.3%
Performing	48,457.6	55,131.6	56,630.2	2.7%	16.9%
Between 31 and 90 days past due	793.2	1,009.7	1,213.9	20.2%	53.0%
+90 days past due	1,514.5	1,487.9	1,575.3	5.9%	4.0%
Consumer loans	50,765.3	57,629.2	59,419.4	3.1%	17.0%
Performing	13,968.7	16,118.9	17,011.9	5.5%	21.8%
Between 31 and 90 days past due	242.2	326.9	330.6	1.1%	36.5%
+90 days past due	470.5	520.9	540.9	3.8%	15.0%
Mortgages loans	14,681.5	16,966.6	17,883.4	5.4%	21.8%
Performing	217.3	219.7	230.2	4.8%	6.0%
Between 31 and 90 days past due	13.5	7.4	8.3	12.9%	-38.4%
+90 days past due	86.9	37.7	29.2	-22.5%	-66.4%
Microcredit loans	317.7	264.8	267.7	1.1%	-15.7%
Gross loans	154,355.6	175,094.0	182,345.6	4.1%	18.1%
Interbank & overnight funds	1,776.3	2,241.6	5,967.7	166.2%	236.0%
Total gross loans	156,131.8	177,335.7	188,313.4	6.2%	20.6%

30 Days PDL / gross loans (*)	4.7%	4.3%	4.3%
90 Days PDL / gross loans (*)	3.6%	3.2%	3.3%

Loans by stages (%)	Pro forma 4Q21 (1)	3Q22	4Q22

Loans classified as Stage 2 / gross loans	11.3%	7.3%	6.5%
Loans classified as Stage 3 / gross loans	7.1%	6.4%	6.4%
Loans classified as Stage 2 and 3 / gross loans	18.3%	13.7%	12.8%
Allowance for Stage 1 loans / Stage 1 loans	0.9%	0.9%	0.9%
Allowance for Stage 2 loans / Stage 2 loans	9.9%	11.6%	12.1%
Allowance for Stage 3 loans / Stage 3 loans	53.1%	54.3%	54.0%
Allowance for Stage 2 y 3 loans / Stage 2 y 3 loans	26.6%	31.6%	32.9%

Grupo Aval’s coverage over its 90 days PDL was 1.5x for 4Q22, and 1.6x for 3Q22 and pro forma 4Q21. Allowance to CDE Loans was 0.7x for 4Q22, 3Q22 and for pro forma 4Q21, allowance to 30 days PDL was 1.2x in 4Q22, 3Q22 and for pro forma 4Q21. Impairment loss, net of recoveries of charged off assets to average gross loans was 1.5% for 4Q22, 1.4% for 3Q22 and 1.7% in pro forma 4Q21. Charge-offs to average gross loans was 1.8% for 4Q22, 2.1% for 3Q22, and 2.2% in pro forma 4Q21.

Total gross loans	Pro forma 4Q21 (1)	3Q22	4Q22

Allowance for impairment / CDE loans	0.7	0.7	0.7
Allowance for impairment / 30 days PDL	1.2	1.2	1.2
Allowance for impairment / 90 days PDL	1.6	1.6	1.5
Allowance for impairment / gross loans (*)	5.6%	5.1%	5.0%

Impairment loss / CDE loans	0.2	0.2	0.3
Impairment loss / 30 days PDL	0.4	0.4	0.4
Impairment loss / 90 days PDL	0.6	0.5	0.6
Impairment loss / average gross loans (*)	2.1%	1.8%	1.9%
Impairment loss, net of recoveries of charged-off assets / average gross loans (*)	1.7%	1.4%	1.5%

Charge-offs / average gross loans (*)	2.2%	2.1%	1.8%

(*) Gross loans exclude interbank and overnight funds. 30 days past due and 90 days past due are calculated on a capital plus interest accounts receivable basis.

(1)	Pro-forma past due loans, loans by stages and total gross loans and breakdown for 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. Pro-forma ratios for 4Q21 are calculated based on the pro-forma figures explained above.

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Report of 4Q2022 and FY 2022 consolidated results Information reported in Ps billions

1.2 Investment securities and trading assets (1)

Total investment securities and trading assets increased 3.6% to Ps 45,515.9 billion between December 31st, 2022 and pro forma December 31st, 2021 and increased 3.3% versus September 30th, 2022.

Ps 35,958.6 billion of our total portfolio is invested in debt securities, which decreased by 1.1% between December 31st, 2022 and pro forma December 31st, 2021 and increased by 2.1% versus September 30th, 2022. Ps 7,515.8 billion of our total investment securities is invested in equity securities, which increased by 17.0% between December 31st, 2022 and pro forma December 31st, 2021 and increased by 18.3% versus September 30th, 2022.

Reported investment securities and trading assets as of December 31st, 2021 were Ps 55,651.1 billion.

Investment and trading assets	Pro forma 4Q21 (1)	3Q22	4Q22	Δ
				4Q22 vs. 3Q22	4Q22 vs. Pro forma 4Q21
Debt securities	4,601.5	4,081.5	3,760.9	-7.9%	-18.3%
Equity securities	5,032.2	5,317.8	6,039.1	13.6%	20.0%
Derivative assets	1,162.8	2,471.6	2,041.4	-17.4%	75.6%
Trading assets	10,796.4	11,870.9	11,841.4	-0.2%	9.7%
Investments in debt securities at FVTPL (non compliant with SPPI test)	-	-	1.4	N.A	N.A
Debt securities at FVOCI	23,931.2	21,955.7	22,461.8	2.3%	-6.1%
Equity securities at FVOCI	1,393.9	1,034.3	1,476.7	42.8%	5.9%
Investments in securities at FVOCI	25,325.0	22,990.1	23,938.5	4.1%	-5.5%
Investments in debt securities at AC	7,819.6	9,185.0	9,734.6	6.0%	24.5%
Investment and trading assets	43,941.0	44,045.9	45,515.9	3.3%	3.6%

The average yield on our debt and equity investment securities (trading assets, investments in debt securities at FVTPL, investments in securities at FVOCI and investments in debt securities at AC) was 7.5% for 4Q22, 4.4% for 3Q22 and 2.9% for pro forma 4Q21.

1.3 Cash and Cash Equivalents (1)

As of December 31st, 2022 cash and cash equivalents had a balance of Ps 17,032.9 billion showing a decrease of 4.1% versus pro forma December 31st, 2021 and a decrease of 5.4% versus September 30th, 2022.

The ratio of cash and cash equivalents to customer deposits was 9.8% at December 31st, 2022, 10.8% at September 30th, 2022, and 12.0% at pro forma December 31st, 2021.

Reported cash and cash equivalents as of December 31st, 2021 were Ps 36,642.8 billion.

(1)	Pro-forma investment and trading assets and cash and cash equivalents for 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

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Report of 4Q2022 and FY 2022 consolidated results Information reported in Ps billions

1.4 Goodwill and Other Intangibles (1)

Goodwill and other intangibles as of December 31st, 2022 reached Ps 17,531.1 billion, increasing by 16.9% versus pro forma December 31st, 2021 and 4.4% versus September 30th, 2022.

Goodwill as of December 31st, 2022 was Ps 2,248.2 billion, increasing by 0.8% versus pro forma December 31st, 2021 and decreasing 0.1% versus September 30th, 2022.

Other intangibles, which include “concession arrangement rights” and other intangibles, mainly reflect the value of road concessions recorded for the most part at Corficolombiana. Other intangibles as of December 31st, 2022 reached Ps 15,282.9 billion and grew by 19.7% versus pro forma December 31st, 2021 and increased by 5.1% versus September 30th, 2022.

Reported goodwill and other intangibles as of December 31st, 2021 were Ps 21,470.7 billion.

2. Liabilities

As of December 31st, 2022 Total Funding represented 92.7% of total liabilities and other liabilities represented 7.3%.

2.1 Funding (1)

Total Funding (Total financial liabilities at amortized cost) which includes (i) Customer deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and others, (iv) Bonds issued, and (v) Borrowing from development entities had a balance of Ps 245,457.9 billion as of December 31st, 2022 showing an increase of 16.2% versus pro forma December 31st, 2021 and 3.6% versus September 30th, 2022. Total customer deposits represented 70.6% of total funding as of 4Q22, 70.3% for 3Q22, and 70.1% for pro forma 4Q21.

Average cost of funds was 7.3% for 4Q22, 5.7% for 3Q22 and 2.5% for pro forma 4Q21. Reported total funding as of December 31st, 2021 were Ps 307,752.7 billion.

2.1.1 Customer deposits (1)

Customer deposits	Pro forma 4Q21 (1)	3Q22	4Q22	Δ
				4Q22 vs. 3Q22	4Q22 vs. Pro forma 4Q21
Checking accounts	20,087.1	19,414.8	19,695.4	1.4%	-1.9%
Other deposits	273.3	783.8	841.5	7.4%	N.A.
Non-interest bearing	20,360.4	20,198.6	20,536.9	1.7%	0.9%
Checking accounts	6,110.9	6,126.7	6,236.6	1.8%	2.1%
Time deposits	52,428.7	68,708.1	72,273.7	5.2%	37.9%
Savings deposits	69,198.4	71,499.7	74,293.9	3.9%	7.4%
Interest bearing	127,738.1	146,334.6	152,804.2	4.4%	19.6%
Customer deposits	148,098.5	166,533.2	173,341.1	4.1%	17.0%

(1)	Pro-forma goodwill and other intangibles, funding and deposits for 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

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Report of 4Q2022 and FY 2022 consolidated results Information reported in Ps billions

Of our total customer deposits as of December 31st, 2022, checking accounts represented 15.0%, time deposits 41.7%, savings accounts 42.9%, and other deposits 0.5%.

The following table shows the customer deposits composition by bank. During the last twelve months, Banco de Occidente showed the highest growth rate in customer deposits within our banking operation in Colombia.

Deposits / Bank ($)	Pro forma 4Q21 (1)	3Q22	4Q22	Δ
				4Q22 vs. 3Q22	4Q22 vs. Pro forma 4Q21
Banco de Bogotá	76,861.5	83,585.0	88,027.5	5.3%	14.5%
Banco de Occidente	36,340.3	40,210.5	43,095.9	7.2%	18.6%
Banco Popular	20,868.6	25,198.9	24,314.5	-3.5%	16.5%
Banco AV Villas	13,408.9	14,095.7	14,844.5	5.3%	10.7%
Corficolombiana	5,330.9	6,689.2	6,589.6	-1.5%	23.6%
Eliminations	(4,711.6)	(3,246.2)	(3,530.8)	8.8%	-25.1%
Total Grupo Aval	148,098.5	166,533.2	173,341.1	4.1%	17.0%

Deposits / Bank (%)	Pro forma 4Q21 (1)	3Q22	4Q22
Banco de Bogotá	51.9%	50.2%	50.8%
Banco de Occidente	24.5%	24.1%	24.9%
Banco Popular	14.1%	15.1%	14.0%
Banco AV Villas	9.1%	8.5%	8.6%
Corficolombiana	3.6%	4.0%	3.8%
Eliminations	-3.2%	-1.9%	-2.0%
Total Grupo Aval	100.0%	100.0%	100.0%

Reported customer deposits as of December 31st, 2021 were Ps 234,470.4 billion.

2.1.2 Borrowings from Banks and Other (includes borrowings from development entities) (1)

As of December 31st, 2022 borrowings from banks and other totaled Ps 34,666.6 billion, increasing 63.0% versus pro forma December 31st, 2021 and 15.8% versus September 30th, 2022.

Reported borrowings from banks and others as of December 31st, 2021 were Ps 30,352.0 billion.

2.1.3 Bonds issued (1)

Total bonds issued as of December 31st, 2022 totaled Ps 28,362.2 billion and decreased 10.0% versus pro forma December 31st, 2021 and 2.6% versus September 30th, 2022.

(1)	Pro-forma deposits, borrowings from banks and other and bond issued for 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers.

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Report of 4Q2022 and FY 2022 consolidated results Information reported in Ps billions

3. Non-controlling Interest

Non-controlling Interest in Grupo Aval reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

As of December 31st, 2022 non-controlling interest was Ps 14,354.7 billion which decreased by 12.8% versus December 31st, 2021 and by 0.1% versus September 30th, 2022. Total non-controlling interest represents 46.6% of total equity as of 4Q22, compared to 46.2% in 3Q22 and 41.7% in 4Q21.

Total non-controlling interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

Percentage consolidated by Aval	4Q21	3Q22	4Q22	Δ
				4Q22 vs. 3Q22	4Q22 vs. 4Q21
Banco de Bogotá	68.7%	68.9%	68.9%	-	19
Banco de Occidente	72.3%	72.3%	72.3%	-	-
Banco Popular	93.7%	93.7%	93.7%	-	-
Banco AV Villas	79.9%	79.9%	79.9%	-	-
Porvenir (1)	75.7%	75.8%	75.8%	-	9
Corficolombiana	40.0%	40.4%	40.4%	-	42

(1)	Grupo Aval is the direct controlling entity of Porvenir.

4.	Attributable Shareholders’ Equity

Attributable shareholders’ equity as of December 31st, 2022 was Ps 16,467.0 billion, showing a decrease of 28.4% versus December 31st, 2021 and 1.8% versus September 30th, 2022.

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Report of 4Q2022 and FY 2022 consolidated results Information reported in Ps billions

Income Statement Analysis

Our net income attributable to the owners of the parent company for 4Q22 was Ps -330.4 billion showing a 142.5% decrease versus 4Q21 and a 181.0% decrease versus 3Q22.

Consolidated Statement of Income Continued operations	4Q21	3Q22	4Q22	Δ
				4Q22 vs. 3Q22	4Q22 vs. 4Q21
Interest income	3,320.4	5,213.0	6,143.6	17.9%	85.0%
Interest expense	1,312.8	3,294.5	4,378.4	32.9%	233.5%
Net interest income	2,007.5	1,918.5	1,765.2	-8.0%	-12.1%
Loans and other accounts receivable	793.7	751.8	841.7	12.0%	6.1%
Other financial assets	(0.2)	(0.8)	(0.4)	-53.3%	85.2%
Recovery of charged-off financial assets	(148.1)	(173.1)	(188.3)	8.8%	27.1%
Net impairment loss on financial assets	645.4	577.9	653.0	13.0%	1.2%
Net income from commissions and fees	805.0	746.7	749.7	0.4%	-6.9%
Gross profit from sales of goods and services	676.6	1,165.6	918.1	-21.2%	35.7%
Net trading income	230.7	756.4	609.0	-19.5%	164.0%
Net income from other financial instruments mandatory at FVTPL	62.8	68.2	68.2	0.0%	8.6%
Total other income	52.9	(769.3)	(327.9)	-57.4%	N.A
Total other expenses	1,963.7	1,874.7	2,101.0	12.1%	7.0%
Net income before income tax expense	1,226.4	1,433.5	1,028.3	-28.3%	-16.2%
Income tax expense	379.4	547.8	526.3	-3.9%	38.7%
Net income for the period of continued operations	847.0	885.7	502.0	-43.3%	-40.7%
Net income for the period of discontinued operations	444.6	44.1	(929.4)	N.A	N.A
Net income for the period	1,291.6	929.8	(427.5)	-146.0%	-133.1%
Non-controlling interest	514.9	521.7	(97.1)	-118.6%	-118.9%
Net income attributable to owners of the parent	776.8	408.1	(330.4)	-181.0%	-142.5%

1. Net Interest Income

Net interest income	4Q21	3Q22	4Q22	Δ
				4Q22 vs. 3Q22	4Q22 vs. 4Q21
Interest income
Commercial	1,227.6	2,399.6	2,927.2	22.0%	138.5%
Interbank and overnight funds	42.2	142.5	222.6	56.2%	N.A.
Consumer	1,517.7	1,819.5	2,016.5	10.8%	32.9%
Mortgages and housing leases	283.1	352.7	383.8	8.8%	35.6%
Microcredit	17.3	15.7	16.4	4.1%	-5.2%
Loan portfolio	3,087.8	4,730.0	5,566.5	17.7%	80.3%
Interests on investments in debt securities	232.5	483.0	577.0	19.5%	148.1%
Total interest income	3,320.4	5,213.0	6,143.6	17.9%	85.0%
Interest expense
Checking accounts	15.9	39.1	61.5	57.6%	287.0%
Time deposits	452.2	1,146.5	1,591.1	38.8%	251.9%
Savings deposits	259.5	1,073.4	1,402.7	30.7%	N.A.
Total interest expenses on deposits	727.5	2,259.0	3,055.3	35.3%	N.A.
Interbank borrowings and overnight funds	61.1	171.7	308.7	79.8%	N.A.
Borrowings from banks and others	108.9	235.5	357.6	51.9%	228.4%
Bonds issued	391.4	561.1	549.1	-2.1%	40.3%
Borrowings from development entities	23.9	67.3	107.7	60.2%	N.A.
Total interest expenses on financial obligations	585.3	1,035.5	1,323.1	27.8%	126.1%
Total interest expense	1,312.8	3,294.5	4,378.4	32.9%	233.5%
Net interest income	2,007.5	1,918.5	1,765.2	-8.0%	-12.1%

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Report of 4Q2022 and FY 2022 consolidated results Information reported in Ps billions

Our net interest income decreased by 12.1% to Ps 1,765.2 billion for 4Q22 versus pro forma 4Q21 and by 8.0% versus 3Q22. The decrease versus pro forma 4Q21 was derived mainly from a 85.0% increase in total interest income offset by a 233.5% increase in total interest expense.

Our Net Interest Margin(*) was 3.5% for 4Q22 and 3Q22, and 4.2%(1) in pro forma 4Q21. Net Interest Margin on Loans was 4.1% for 4Q22, 4.6% for 3Q22, and 5.3%(1) for pro forma 4Q21. On the other hand, our Net Investments Margin was 1.0% for 4Q22, -0.7% for 3Q22 and 0.5%(1) for pro forma 4Q21.

Net Interest Margin was 3.7%(2) for pro forma 2022 and 4.4%(1) for pro forma 2021. Net Interest Margin on Loans was 4.7%(2) for pro forma 2022 and 5.5%(1) for pro forma 2021. Net Investments Margin was -0.1%(2) for pro forma 2022 and 0.4%(1) for pro forma 2021.

Reported Net Interest Margin was 4.8% for 4Q21 and for 2021, Net Interest Margin on Loans was 5.7% for 4Q21 and 5.8% for 2021 and our Net Investments Margin was 1.0% for 4Q21 and 0.9% for 2021.

2. Impairment loss on financial assets, net

Our impairment loss on financial assets, net increased by 1.2% to Ps 653.0 billion for 4Q22 versus pro forma 4Q21 and by 13.0% versus 3Q22.

Net impairment loss on financial assets	4Q21	3Q22	4Q22	Δ
				4Q22 vs. 3Q22	4Q22 vs. 4Q21
Loans and other accounts receivable	793.7	751.8	841.7	12.0%	6.1%
Other financial assets	(0.2)	(0.8)	(0.4)	-53.3%	85.2%
Recovery of charged-off financial assets	(148.1)	(173.1)	(188.3)	8.8%	27.1%
Net impairment loss on financial assets	645.4	577.9	653.0	13.0%	1.2%

Our annualized gross cost of risk was 1.9% for 4Q22, 1.8% for 3Q22, and 2.1%(1) for pro forma 4Q21. Net of recoveries of charged-off assets our ratio was 1.5% for 4Q22, 1.4% for 3Q22, and 1.7%(1) for pro forma 4Q21

For the full year, gross cost of was 1.9%(1) for pro forma 2022 and 2.2%(1) for pro forma 2021. Net of recoveries of charged-off assets, cost of risk was 1.5%(1) for pro forma 2022 and 1.8%(1) for pro forma 2021.

Annualized gross cost of risk as reported was 2.1% for 4Q21 and for 2021. Net of recoveries of charged-off assets our ratio was 1.8% for 4Q21 and 1.9% for 2021.

(*) Grupo Aval’s NIM without income from trading securities and investment in debt securities designated at fair value through profit and loss (non compliant with SPPI test) was 3.3% for 4Q22, 3.8% for 3Q22, and 4.3% for pro forma 4Q21.

(1)	Pro-forma NIM, NIM on loans and NIM on Investments and Net impairment loss on financial assets for 4Q21 and 2021 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. Pro-forma ratios for 4Q21 and 2021 are calculated based on the pro-forma figures explained above.

(2)	Pro-forma ratios for 2022 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

14

Report of 4Q2022 and FY 2022 consolidated results Information reported in Ps billions

3. Non-interest income

Total non-interest income	4Q21	3Q22	4Q22	Δ
				4Q22 vs. 3Q22	4Q22 vs. 4Q21
Income from commissions and fees
Banking fees (1)	574.1	636.2	663.4	4.3%	15.6%
Trust activities	81.3	88.6	95.8	8.1%	17.7%
Pension and severance fund management	302.9	202.9	179.9	-11.3%	-40.6%
Bonded warehouse services	47.6	49.5	50.3	1.8%	5.7%
Total income from commissions and fees	1,006.0	977.1	989.4	1.3%	-1.7%
Expenses from commissions and fees	201.0	230.4	239.8	4.1%	19.3%
Net income from commissions and fees	805.0	746.7	749.7	0.4%	-6.9%

Income from sales of goods and services	2,888.3	3,041.1	3,200.7	5.2%	10.8%
Costs and expenses from sales of goods and services	2,211.7	1,875.5	2,282.6	21.7%	3.2%
Gross profit from sales of goods and services	676.6	1,165.6	918.1	-21.2%	35.7%

Total trading investment income	62.5	(42.0)	201.7	N.A	222.8%
Total derivatives income	168.2	798.4	407.3	-49.0%	142.2%
Net trading income	230.7	756.4	609.0	-19.5%	164.0%
Net income from other financial instruments mandatory at FVTPL	62.8	68.2	68.2	0.0%	8.6%

Other income
Foreign exchange gains (losses), net	(116.9)	(951.9)	(540.5)	-43.2%	N.A.
Net gain on sale of investments and OCI realization	(4.0)	(11.4)	(112.4)	N.A.	N.A.
Gain on the sale of non-current assets held for sale	1.2	2.7	2.0	-25.0%	70.4%
Income from non-consolidated investments (2)	78.7	104.8	91.4	-12.8%	16.1%
Net gains on asset valuations	13.2	8.8	28.9	226.5%	118.9%
Other income from operations	80.7	77.8	202.7	160.7%	151.1%
Total other income	52.9	(769.3)	(327.9)	-57.4%	N.A

Total non-interest income	1,827.9	1,967.6	2,017.2	2.5%	10.4%

(1)	Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(2)	Includes share of profit of equity accounted investees, net of tax, and dividend income.

3.1 Net income from commissions and fees

Net income from commissions and fees for 4Q22 totaled Ps 749.7 billion and decreased by 6.9% versus pro forma 4Q21 and increased by 0.4% versus 3Q22. Income from commissions and fees decreased by 1.7% to Ps 989.4 billion in 4Q22 versus pro forma 4Q21 and increased by 1.3% versus 3Q22.

Reported net income from commissions and fees for 4Q21 totaled Ps 1,540.0 billion and reported income from commissions and fees totaled Ps 1,772.6 billion.

3.2 Gross profit from sales of goods and services

Gross profit from sales of goods and services (non-financial sector) increased by 35.7% to Ps 918.1 billion for 4Q22 versus 4Q21 due to a strong contribution from the infrastructure sector and decreased by 21.2% quarterly due to a lower contribution from energy and gas sector.

15

Report of 4Q2022 and FY 2022 consolidated results Information reported in Ps billions

3.3 Net trading income and other income

Other income	4Q21	3Q22	4Q22	Δ
				4Q22 vs. 3Q22	4Q22 vs. 4Q21
Total derivatives income	168.2	798.4	407.3	-49.0%	142.2%

Foreign exchange gains (losses), net	(116.9)	(951.9)	(540.5)	-43.2%	362.5%

Derivatives and foreign exchange gains (losses), net (2)	51.3	(153.5)	(133.2)	-13.3%	-359.5%

Net gains on asset valuations	13.2	8.8	28.9	226.5%	118.9%
Net income from other financial instruments mandatory at FVTPL	62.8	68.2	68.2	0.0%	8.6%
Net gain on sale of investments and OCI realization	(4.0)	(11.4)	(112.4)	N.A.	N.A.
Gain on the sale of non-current assets held for sale	1.2	2.7	2.0	-25.0%	70.4%
Income from non-consolidated investments	78.7	104.8	91.4	-12.8%	16.1%
Other income from operations	80.7	77.8	202.7	160.7%	151.1%

Total other income from operations	283.9	97.3	147.6	51.7%	-48.0%

Total other income for 4Q22 totaled Ps 147.6 billion, the 48.0% yearly decrease due to derivative and foreign exchange losses, net. The quarterly increase was 51.7% due to the 160.7% growth in other income form operations.

Reported total other income for 4Q21 totaled Ps 556.8 billion.

4. Other expenses

Total other expenses for 4Q22 totaled Ps 2,101.0 billion and increased by 7.0% versus pro forma 4Q21 and increased by 12.1% versus 3Q22. Our efficiency ratio measured as total other expenses to total income was 55.5% in 4Q22, 48.2% in 3Q22 and 51.2%(1) for pro forma 4Q21. The ratio of annualized total other expenses as a percentage of average total assets was 2.9% for 4Q22 and 2.7% for 3Q22, and 3.1% for pro forma 4Q21(1).

For the full year, our efficiency ratio measured as operating expenses to total income was 45.8%(2) for FY22 and 42.8%(1) for pro forma FY21. The ratio of operating expenses as a percentage of average total assets was 2.7%(2) for pro forma FY22 and 2.8%(1) for pro forma FY21.

Reported total other expenses for 4Q21 totaled Ps 3,243.2 billion.

5. Non-controlling Interest

Non-controlling interest in Grupo Aval mainly reflects the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, Corficolombiana and Porvenir).

Non-controlling interest in the income statement was Ps -97.1 billion, showing a 118.9% decrease versus 4Q21 and a 118.6% versus 3Q22. In addition, the ratio of non-controlling interest to income before non-controlling interest was 22.7% in 4Q22, 56.1% in 3Q22 and 39.9% in 4Q21.

(1) Pro-forma net trading income, total other income and total other expenses for 4Q21 and 2021 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. Pro-forma ratios for 4Q21 and 2021 are calculated based on the pro-forma figures explained above. (2) Pro-forma ratios for 2022 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

16

Report of 4Q2022 and FY 2022 consolidated results Information reported in Ps billions

Information related to Grupo Aval Acciones y Valores S.A. (Holding Company) and Grupo Aval Limited

The holding company recorded a total gross indebtedness of Ps 1,648.5 billion (Ps 509.9 billion of bank debt and Ps 1,138.6 billion of bonds denominated in Colombian pesos) as of December 31st 2022. It also guarantees irrevocably and unconditionally Grupo Aval Limited’s (144A / Reg S) 2030 (USD 1.0 billion) bonds under its respective indentures. As of December 31st 2022, the total amount outstanding (including interests payable) of such bonds was USD 1.0 billion, or Ps 4,860.6 billion when converted into pesos.

The debt at Grupo Aval Limited is serviced with interest income on loans to subsidiaries and cash & cash equivalents. Grupo Aval Limited has not required, to this date, cash from Grupo Aval Acciones y Valores S.A. to fulfill its obligations. The main sources of cash to pay the debt and debt service at Grupo Aval Acciones y Valores S.A. have been the dividend income from its subsidiaries and the returns on its cash & cash equivalents.

When combined, Grupo Aval Acciones y Valores S.A. and Grupo Aval Ltd. had Ps 420.0 billion of total liquid assets, a total gross indebtedness of Ps 6,509.1 billion and a net indebtedness of Ps 6,089.1 billion as of December 31st 2022. In addition to liquid assets, has Ps 1,508.8 billion in loans with related parties and Grupo Aval Ltd. has Ps 2,513.1 billion in investments in AT1 instruments.

Total liquid assets as of December 31, 2022
Cash and cash equivalents	271.2
Fixed income investments	148.8
Total liquid assets	420.0

As of December 31st 2022 our combined double leverage (calculated as investments in subsidiaries at book value, subordinated loans to subsidiaries, AT1 investments, and goodwill as a percentage of shareholders' equity) was 1.27x. Finally, we present an evolution of our key ratios on a combined basis:

Debt service coverage and leverage ratios	4Q21	3Q22	4Q22	Δ
				4Q22 vs. 3Q22	4Q22 vs. 4Q21
Double leverage (1)	1.18x	1.26x	1.27x	0.01	0.09
Net debt / Core earnings (2)(3)	3.1x	4.5x	9.0x	4.51	5.96
Net debt / Cash dividends (2)(3)	4.5x	12.0x	16.3x	4.26	11.72
Core Earnings / Interest Expense (2)	5.0x	1.7x	1.5x	-0.15	-3.50

(1) Double leverage is calculated as investments in subsidiaries at book value (excluding revaluations), subordinated loans to subsidiaries and goodwill as a percentage of shareholders' equity;

(2) Core earnings are defined as annualized recurring cash fl ow from dividends, investments and net operating income;

(3) Net debt is calculated as total gross debt minus cash and cash equivalents and fixed income investments

17

Report of 4Q2022 and FY 2022 consolidated results Information reported in Ps billions

ABOUT GRUPO AVAL

Grupo Aval, leading financial conglomerate in Colombia, operates through: four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), the largest private pension and severance fund manager in Colombia (Porvenir), and the largest financial corporation in Colombia (Corficolombiana). Additionally, it operates in Central America through Multi Financial Holding Group in Panama through Banco de Bogota.

Investor Relations Contact

Andrea Arevalo

Strategic Planning and Investor Relations Manager

Tel: +571 743 32 22 x 23422

E-mail: aarevalo@grupoaval.com

Mabel Rojas

Strategic Planning and Investor Relations Director

Tel: 601 743 32 22 x 23349

Email: marojas@grupoaval com

Simón Franky

Strategic Planning and Investor Relations Analyst

Tel: 601 743 32 22 x 23351

Email: sfranky@grupoaval com

18

Report of 4Q2022 and FY 2022 consolidated results Information reported in Ps billions

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements

Supplemental unaudited pro forma financial information

Information in Ps. Billions

Consolidated Statement of Financial Position	4Q21	BHI 4Q21 (1)	Pro forma 4Q21	3Q22	4Q22	Δ
						4Q22 vs. 4Q21	4Q22 vs. Pro forma 4Q21	4Q22 vs. 3Q22

Cash and cash equivalents	36,642.8	(18,890.7)	17,752.1	18,013.9	17,032.9	-53.5%	-4.1%	-5.4%

Investment and trading assets
Debt securities	4,741.3	(139.8)	4,601.5	4,081.5	3,760.9	-20.7%	-18.3%	-7.9%
Equity securities	5,082.6	(50.4)	5,032.2	5,317.8	6,039.1	18.8%	20.0%	13.6%
Derivative assets	1,162.9	(0.2)	1,162.8	2,471.6	2,041.4	75.5%	75.6%	-17.4%
Trading assets	10,986.8	(190.3)	10,796.4	11,870.9	11,841.4	7.8%	9.7%	-0.2%
Investments in debt securities at FVTPL (non compliant with SPPI test)	-	-	-	-	1.4	N.A	N.A	N.A
Investments in securities at FVOCI	38,900.0	(13,575.0)	25,325.0	22,990.1	23,938.5	-38.5%	-5.5%	4.1%
Investments in debt securities at AC	5,764.4	2,055.2	7,819.6	9,185.0	9,734.6	68.9%	24.5%	6.0%
Investment securities	44,664.4	(11,519.8)	33,144.6	32,175.0	33,674.5	-24.6%	1.6%	4.7%
Hedging derivatives assets	44.2	-	44.2	56.6	20.9	-52.9%	-52.9%	-63.1%

Gross loans
Commercial loans	125,246.2	(34,878.9)	90,367.3	102,475.0	110,742.8	-11.6%	22.5%	8.1%
Commercial loans	122,027.8	(33,436.7)	88,591.1	100,233.4	104,775.1	-14.1%	18.3%	4.5%
Interbank & overnight funds	3,218.4	(1,442.2)	1,776.3	2,241.6	5,967.7	85.4%	N.A.	166.2%
Consumer loans	76,889.1	(26,123.8)	50,765.3	57,629.2	59,419.4	-22.7%	17.0%	3.1%
Mortgages loans	29,120.3	(14,438.9)	14,681.5	16,966.6	17,883.4	-38.6%	21.8%	5.4%
Microcredit loans	317.7	-	317.7	264.8	267.7	-15.7%	-15.7%	1.1%
Total gross loans	231,573.4	(75,441.6)	156,131.8	177,335.7	188,313.4	-18.7%	20.6%	6.2%
Loss allowance	(11,275.6)	2,576.2	(8,699.4)	(8,992.0)	(9,197.5)	-18.4%	5.7%	2.3%
Total loans, net	220,297.8	(72,865.4)	147,432.4	168,343.6	179,115.8	-18.7%	21.5%	6.4%

Other accounts receivable, net	19,027.2	49.8	19,077.0	22,142.5	23,380.6	22.9%	22.6%	5.6%
Non-current assets held for sale	208.4	(63.8)	144.6	137.6	92.8	-55.5%	-35.8%	-32.6%
Investments in associates and joint ventures	1,172.8	(0.0)	1,172.8	5,493.7	1,423.3	21.4%	21.4%	-74.1%

Own-use property, plant and equipment for own-use and given in operating lease, net	6,154.2	(1,447.5)	4,706.6	4,708.2	4,730.2	-23.1%	0.5%	0.5%
Right-of-use assets	1,900.4	(586.3)	1,314.1	1,308.1	1,329.6	-30.0%	1.2%	1.6%
Investment properties	891.0	-	891.0	931.0	963.0	8.1%	8.1%	3.4%
Biological assets	155.0	-	155.0	178.7	212.6	37.2%	37.2%	19.0%
Tangible assets	9,100.6	(2,033.9)	7,066.7	7,125.9	7,235.4	-20.5%	2.4%	1.5%

Goodwill	8,486.6	(6,256.3)	2,230.3	2,250.9	2,248.2	-73.5%	0.8%	-0.1%
Concession arrangement rights	11,098.1	-	11,098.1	12,686.8	13,242.7	19.3%	19.3%	4.4%
Other intangible assets	1,886.0	(214.2)	1,671.8	1,851.4	2,040.2	8.2%	22.0%	10.2%
Intangible assets	21,470.7	(6,470.5)	15,000.2	16,789.1	17,531.1	-18.3%	16.9%	4.4%

Current	842.4	(28.9)	813.5	1,477.9	1,782.7	111.6%	119.1%	20.6%
Deferred	1,765.3	(244.1)	1,521.2	1,727.7	1,851.2	4.9%	21.7%	7.1%
Income tax assets	2,607.7	(273.0)	2,334.7	3,205.6	3,633.9	39.4%	55.6%	13.4%

Other assets	680.5	(211.6)	468.9	541.8	608.6	-10.6%	29.8%	12.3%
Spun-off assets from BHI	-	112,469.1	112,469.1		-	N.A	-100.0%	N.A
Total assets	366,903.9	-	366,903.9	285,896.2	295,591.2	-19.4%	-19.4%	3.4%

Trading derivative liabilities	1,049.9	(0.2)	1,049.7	2,295.8	1,757.6	67.4%	67.4%	-23.4%
Hedging derivatives liabilities	55.8	-	55.8	4.9	3.6	-93.6%	-93.6%	-27.1%

Customer deposits	234,470.4	(86,371.9)	148,098.5	166,533.2	173,341.1	-26.1%	17.0%	4.1%
Checking accounts	59,225.8	(33,027.8)	26,198.0	25,541.5	25,932.1	-56.2%	-1.0%	1.5%
Time deposits	85,530.2	(33,101.6)	52,428.7	68,708.1	72,273.7	-15.5%	37.9%	5.2%
Savings deposits	89,097.1	(19,898.7)	69,198.4	71,499.7	74,293.9	-16.6%	7.4%	3.9%
Other deposits	617.2	(343.9)	273.3	783.8	841.5	36.3%	N.A.	7.4%
Financial obligations	73,282.3	(10,227.7)	63,054.6	70,320.4	72,116.8	-1.6%	14.4%	2.6%
Interbank borrowings and overnight funds	10,672.4	(394.4)	10,278.1	11,267.0	9,087.9	-14.8%	-11.6%	-19.3%
Borrowings from banks and others	27,124.7	(9,080.1)	18,044.6	26,266.6	30,309.4	11.7%	68.0%	15.4%
Bonds issued	32,257.9	(753.2)	31,504.7	29,127.8	28,362.2	-12.1%	-10.0%	-2.6%
Borrowings from development entities	3,227.3	-	3,227.3	3,659.0	4,357.3	35.0%	35.0%	19.1%
Total financial liabilities at amortized cost	307,752.7	(96,599.6)	211,153.1	236,853.6	245,457.9	-20.2%	16.2%	3.6%

Legal related	247.5	(1.6)	245.9	222.1	229.2	-7.4%	-6.8%	3.2%
Other provisions	902.7	(40.0)	862.7	863.3	998.0	10.6%	15.7%	15.6%
Provisions	1,150.3	(41.6)	1,108.6	1,085.5	1,227.2	6.7%	10.7%	13.1%

Current	382.3	(192.2)	190.1	189.5	228.8	-40.2%	20.4%	20.8%
Deferred	4,332.4	(319.5)	4,012.8	4,763.2	5,062.7	16.9%	26.2%	6.3%
Income tax liabilities	4,714.7	(511.8)	4,202.9	4,952.7	5,291.5	12.2%	25.9%	6.8%
Employee benefits	1,163.1	(221.0)	942.0	976.0	890.0	-23.5%	-5.5%	-8.8%
Other liabilities	11,545.8	(3,065.0)	8,480.8	8,589.6	10,141.8	-12.2%	19.6%	18.1%
Spun-off liabilities from BHI	-	100,439.2	100,439.2	-	-	N.A	-100.0%	N.A
Total liabilities	327,432.3	-	327,432.3	254,758.1	264,769.6	-19.1%	-19.1%	3.9%

Equity attributable to owners of the parent	23,013.7	-	23,013.7	16,766.5	16,467.0	-28.4%	-28.4%	-1.8%
Non-controlling interest	16,458.0	-	16,458.0	14,371.6	14,354.7	-12.8%	-12.8%	-0.1%
Total equity	39,471.6	-	39,471.6	31,138.1	30,821.7	-21.9%	-21.9%	-1.0%

Total liabilities and equity	366,903.9	-	366,903.9	285,896.2	295,591.2	-19.4%	-19.4%	3.4%

(1)	BHI’s contribution to previously reported consolidated figures.

19

Report of 4Q2022 and FY 2022 consolidated results Information reported in Ps billions

Grupo Aval Acciones y Valores S.A.

Consolidated Financial Statements Under Full IFRS

Financial Statements Under IFRS

Information in Ps. Billions

Continued Operations

Consolidated Statement of income	YTD 2021 (1)	YTD 2022	Δ	4Q21 (1)	3Q22	4Q22	Δ
			2022 vs. 2021				4Q22 vs. 3Q22	4Q22 vs. 4Q21
Interest income
Loan portfolio	11,882.1	17,559.5	47.8%	3,087.8	4,730.0	5,566.5	17.7%	80.3%
Interests on investments in debt securities	909.3	1,843.5	102.7%	232.5	483.0	577.0	19.5%	148.1%
Total interest income	12,791.4	19,403.0	51.7%	3,320.4	5,213.0	6,143.6	17.9%	85.0%

Interest expense
Checking accounts	62.4	159.1	155.1%	15.9	39.1	61.5	57.6%	N.A.
Time deposits	1,700.1	4,041.5	137.7%	452.2	1,146.5	1,591.1	38.8%	N.A.
Savings deposits	875.4	3,555.8	N.A.	259.5	1,073.4	1,402.7	30.7%	N.A.
Total interest expenses on deposits	2,637.9	7,756.4	194.0%	727.5	2,259.0	3,055.3	35.3%	N.A.

Interbank borrowings and overnight funds	162.5	678.1	N.A.	61.1	171.7	308.7	79.8%	N.A.
Borrowings from banks and others	401.7	887.1	120.8%	108.9	235.5	357.6	51.9%	N.A.
Bonds issued	1,368.7	2,092.8	52.9%	391.4	561.1	549.1	-2.1%	40.3%
Borrowings from development entities	90.0	249.9	177.6%	23.9	67.3	107.7	60.2%	N.A.
Total interest expenses on financial obligations	2,022.9	3,908.0	93.2%	585.3	1,035.5	1,323.1	27.8%	126.1%
Total interest expense	4,660.8	11,664.4	150.3%	1,312.8	3,294.5	4,378.4	32.9%	N.A.
Net interest income	8,130.6	7,738.6	-4.8%	2,007.5	1,918.5	1,765.2	-8.0%	-12.1%

Impairment losses (recoveries) on financial assets
Loans and other accounts receivable	3,192.3	3,120.4	-2.3%	793.7	751.8	841.7	12.0%	6.1%
Other financial assets	0.7	16.7	N.A.	(0.2)	(0.8)	(0.4)	-53.3%	85.2%
Recovery of charged-off financial assets	(471.9)	(644.0)	36.5%	(148.1)	(173.1)	(188.3)	8.8%	27.1%
Net impairment loss on financial assets	2,721.1	2,493.1	-8.4%	645.4	577.9	653.0	13.0%	1.2%
Net interest income, after impairment losses	5,409.5	5,245.5	-3.0%	1,362.2	1,340.6	1,112.2	-17.0%	-18.4%

Income from commissions and fees
Banking fees(2)	2,090.8	2,448.5	17.1%	574.1	636.2	663.4	4.3%	15.6%
Trust activities	336.6	353.3	4.9%	81.3	88.6	95.8	8.1%	17.7%
Pension and severance fund management	1,199.1	885.4	-26.2%	302.9	202.9	179.9	-11.3%	-40.6%
Bonded warehouse services	169.4	187.2	10.5%	47.6	49.5	50.3	1.8%	5.7%
Income from commissions and fees	3,795.9	3,874.4	2.1%	1,006.0	977.1	989.4	1.3%	-1.7%
Expenses from commissions and fees	731.7	970.7	32.7%	201.0	230.4	239.8	4.1%	19.3%
Net income from commissions and fees	3,064.2	2,903.8	-5.2%	805.0	746.7	749.7	0.4%	-6.9%

Income from sales of goods and services	10,450.9	12,141.3	16.2%	2,888.3	3,041.1	3,200.7	5.2%	10.8%
Costs and expenses from sales of goods and services	7,352.0	7,596.2	3.3%	2,211.7	1,875.5	2,282.6	21.7%	3.2%
Gross profit from sales of goods and services	3,098.9	4,545.1	46.7%	676.6	1,165.6	918.1	-21.2%	35.7%

Total trading investment income	125.1	29.8	-76.2%	62.5	(42.0)	201.7	N.A	N.A.
Total derivatives income	797.2	1,529.9	91.9%	168.2	798.4	407.3	-49.0%	142.2%
Net trading income	922.3	1,559.6	69.1%	230.7	756.4	609.0	-19.5%	164.0%
Net income from other financial instruments mandatory at FVTPL	270.1	278.8	3.2%	62.8	68.2	68.2	0.0%	8.6%

Other income
Foreign exchange gains (losses), net	(491.4)	(1,825.7)	N.A.	(116.9)	(951.9)	(540.5)	-43.2%	N.A.
Net gain on sale of investments and OCI realization	83.6	(134.7)	N.A	(4.0)	(11.4)	(112.4)	N.A.	N.A.
Gain on the sale of non-current assets held for sale	13.6	10.5	-23.1%	1.2	2.7	2.0	-25.0%	70.4%
Income from non-consolidated investments(3)	454.2	492.7	8.5%	78.7	104.8	91.4	-12.8%	16.1%
Net gains on asset valuations	21.0	50.5	140.6%	13.2	8.8	28.9	N.A.	118.9%
Other income from operations	308.7	558.2	80.9%	80.7	77.8	202.7	160.7%	151.1%
Total other income	389.7	(848.6)	N.A	52.9	(769.3)	(327.9)	-57.4%	N.A

Other expenses
Loss on the sale of non-current assets held for sale	2.9	0.8	-72.7%	1.1	0.1	0.3	134.0%	-69.7%
Personnel expenses	2,634.2	2,833.8	7.6%	685.5	726.7	753.9	3.7%	10.0%
General and administrative expenses	3,209.6	3,703.6	15.4%	909.7	941.2	1,090.7	15.9%	19.9%
Depreciation and amortization	606.9	645.7	6.4%	161.1	162.0	167.4	3.3%	3.9%
Impairment loss on other assets	70.0	20.8	-70.3%	59.1	7.8	1.0	-86.9%	-98.3%
Other operating expenses	266.5	205.1	-23.1%	147.1	36.8	87.7	138.1%	-40.4%
Total other expenses	6,790.1	7,409.8	9.1%	1,963.7	1,874.7	2,101.0	12.1%	7.0%

Net income before income tax expense	6,364.6	6,274.4	-1.4%	1,226.4	1,433.5	1,028.3	-28.3%	-16.2%
Income tax expense	2,323.4	2,271.4	-2.2%	379.4	547.8	526.3	-3.9%	38.7%
Net income for the period of continued operations	4,041.2	4,003.0	-0.9%	847.0	885.7	502.0	-43.3%	-40.7%
Net income for the period of discontinued operations	1,627.3	866.2	-46.8%	444.6	44.1	(929.4)	N.A	N.A
Net income for the period	5,668.5	4,869.1	-14.1%	1,291.6	929.8	(427.5)	-146.0%	-133.1%

Net income for the period attributable to:

Non-controlling interest	2,370.8	2,386.2	0.7%	514.9	521.7	(97.1)	-118.6%	-118.9%

Net income attributable to owners of the parent	3,297.7	2,482.9	-24.7%	776.8	408.1	(330.4)	-181.0%	-142.5%

(1)	Information was modified taking into account the discontinued operation disclosed.

(2)	Includes commissions on banking services, office network services, credit and debit card fees, fees on drafts, checks and checkbooks and other fees

(3)	Includes share of profit of equity accounted investees, net of tax, and dividend income.

20

Item 2

4Q22 and FY2022 Consolidated Earning Results IFRS

Disclaimer Grupo Aval Acciones y Valores S . A . (“Grupo Aval”) is an issuer of securities in Colombia and in the United States (“SEC”) . As such, it is subject to compliance with securities regulation in Colombia and applicable U . S . securities regulation . Grupo Aval is also subject to the inspection and supervision of the Superintendency of Finance as holding company of the Aval financial conglomerate . The consolidated financial information included in this document is presented in accordance with IFRS as currently issued by the IASB . Details of the calculations of non - IFRS measures such as ROAA and ROAE, among others, are explained when required in this report . Banco de Bogotá executed a spin - off of a 75 % equity stake in BAC Holding International Corp (“BHI”) ; to its shareholders and Grupo Aval subsequently spun - off its equity interest to its shareholders on March 29 , 2022 . Prior to the spin - off, Banco de Bogotá was the direct and only parent of BHI . Furthermore, on December 19 , 2022 , Banco de Bogotá sold 20 . 89 % of the outstanding investment of BHI through a tender offer . As of December 31 , 2022 , Banco de Bogotá held 4 . 11 % of BHI . This investment is reflected as an investment at fair value through other comprehensive income . As a result, for comparability purposes, we have prepared and present supplemental unaudited pro forma financial information for the twelve months ended December 31 , 2021 , that assumes the spin - off was completed on January 1 , 2021 . As a result of the sale of 20 . 89 % of BHI, in this presentation we have reclassified the BHI’s equity method to discontinued operation for the second and third quarter of 2022 . The supplemental unaudited pro forma financial information does not purport to be indicative of our results of operations or financial position had the relevant transactions occurred on the dates assumed and does not project our results of operations or financial position for any future period or date . The pro forma financial information is unaudited and the completion of the external audit for the year ended December 31 , 2022 , may result in adjustments to the unaudited pro forma financial information presented herein any such adjustments may be material . For further information, please see the supplemental unaudited pro forma financial information in our fourth quarter of 2022 earnings release . This report includes forward - looking statements . In some cases, you can identify these forward - looking statements by words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue,” or the negative of these and other comparable words . Actual results and events may differ materially from those anticipated herein as a consequence of changes in general, economic and business conditions, changes in interest and currency rates and other risk described from time to time in our filings with the Registro Nacional de Valores y Emisores and the SEC . Recipients of this document are responsible for the assessment and use of the information provided herein . Matters described in this presentation and our knowledge of them may change extensively and materially over time, but we expressly disclaim any obligation to review, update or correct the information provided in this report, including any forward looking statements, and do not intend to provide any update for such material developments prior to our next earnings report . The content of this document and the figures included herein are intended to provide a summary of the subjects discussed rather than a comprehensive description . When applicable, in this document we refer to billions as thousands of millions . 2

Consolidated results for the year

	COP $tn	Pro forma 2021	2022	2022 vs Pro forma 2021
Balance Sheet	Gross Loans	$ 154.4	$ 182.3	18.1%
	Deposits	$ 148.1	$ 173.3	17.0%
	Deposits/Net Loans	1.00 x	0.97 x	(0.04x)
Loan Quality	90 days PDLs / Gross Loans	3.6%	3.3%	(38) bps
	Allowance/90 days PDLs	1.55 x	1.55 x	0.00 x
	Cost of risk	1.8%	1.5%	(36) bps
Other ratios	Net interest margin	4.4%	3.7%	(67) bps
	Fee income Ratio	19.3%	17.9%	(135) bps
	Efficiency Ratio	42.8%	45.8%	303 bps
		2021	**2022**	**22 vs 21**
Profitability	Attributable net income	$ 3.30	$ 2.48	(24.7%)
	ROAA	1.6%	1.6%	(1) bps
	ROAE	15.3%	14.0%	(132) bps

Pro forma ratio (shaded: 2022 Cost of risk, 2022 Net interest margin)

- Pro-forma Loans, Allowances, Net Interest, Fees and Operating costs for 2021 are calculated based on the previously reported consolidated figures excluding BHI's contribution to these numbers.
- Pro-forma ratios for 2021 are calculated based on the pro-forma figures explained above.
- Pro-forma ratios for 2022 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.

Gross loans excludes interbank and overnight funds. **PDLs 90+** defined as loans more than 90 days past due. **Cost of Risk** calculated as impairment loss on loans and other accounts receivable net of recoveries of charged-off assets divided by average gross loans. **Net Interest Margin** includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest-earning assets. **Fee income ratio** is calculated as net income from commissions and fees divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. **Efficiency Ratio** is calculated as total other expenses divided by net interest income plus net income from commissions and fees, gross profit from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. **ROAA** is calculated as annualized Net Income divided by average of total assets. **ROAE** is calculated as Net Income attributable to Aval's shareholders divided by average attributable shareholders' equity. NS refers to non-significant figures.

3

Grupo AVAL

(4.8%) (6.8%) (9%) (7%) (5%) (3%) (1%) 1% Trade balance Current Account Deficit -17% -7% 3% 13% Dec-18 Dec-19 Dec-20 Dec-21 Dec-22 Real GDP growth Inflation Colombian Central Bank's Interest rate 12.75% 13.25% 2.88% Macroeconomic context – Colombia (1 I 2) 4 Source: Banco de la República de Colombia and DANE. Source: DANE. Seasonally adjusted, constant prices o f 2015 GDP Oil Exports/Total Exports Source : Banco de la República de Colombia and DANE. Source: Banco de la República de Colombia and DANE. GDP Seasonally - adjusted, constant prices (2015 basis) 2.6% 3.2% - 7.3% 11.0% 7.5% 2018: 40.2% 2019: 40.4% 2020: 28.2% 2021: 32.7% Inflation (%) Central Bank’s Monetary Policy GDP Growth (%) Current Account ( % GDP, quarterly) 2.2 2.2 2.8 3.0 3.1 3.4 3.0 3.2 0.1 - 16.6 - 9.1 - 3.4 2.4 18.6 13.3 11.2 7.8 12.1 7.7 2.9 I II III IV I II III IV I II III IV I II III IV I II III IV 2018 2019 2020 2021 2022 2.6 3.2 -7.3 11.0 7.5 13.1% 13.3% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% Jan-18 Jan-19 Jan-20 Jan-21 Jan-22 Jan-23 12-Month inflation Lower target range Upper target range Jan - 23 Dec - 22 Jan - 23 2022: 33.2%

10.0% 10.9% 16.7% 13.8% 11.2% 11.1% 11.5% 19.1% 15.2% 11.4% 2018 2019 2020 2021 2022 LTM average national unemployment LTM average urban unemployment Macroeconomic context – Colombia (2 I 2) 5 Source: Ministry of Finance. Projections start in 2023. Source: Banco de la República de Colombia. Source: Banco de la República de Colombia. Urban unemployment defined as unemployment of 13 cities and their metropolitan are as. Dic - 21 Dic - 22 Urban 11.4% 10.8% National 11.1% 10.3% Real and Projected Fiscal Deficit Fiscal Rule (% of GDP) Colombian Peso Exchange Rate Unemployment (%) 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 End of Period 3,249.8 3,174.8 3,205.7 3,477.5 3,277.1 4,054.5 3,756.3 3,865.5 3,432.5 3,678.6 3,748.5 3,812.8 3,981.2 3,756.0 4,151.2 4,590.5 4,810.2 Quarter Average 3,161.0 3,134.6 3,242.4 3,336.9 3,411.1 3,533.9 3,850.0 3,730.2 3,660.1 3,557.7 3,695.6 3,846.5 3,882.8 3,911.3 3,919.3 4,385.7 4,808.0 YTD Average 2,746.5 2,000 2,500 3,000 3,500 4,000 4,500 5,000 2,956.5 3,282.4 3,691.3 3,747.2 4,257.12 - 2.0 - 2.3 - 3.3 - 3.2 - 3.2 - 4.0 - 3.6 - 3.1 - 2.5 - 7.8 - 7.1 - 5.5 - 3.8 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 Real fiscal deficit Projected fiscal deficit (Jun - 2022) 2023 Financial Plan ( Dic - 2022)

Digital strategy

New Business Models

Ecosystems

Digitalization

Ecosystems

Mobility: + 121.000 leads were generated for the banks as potential business

+ 18% average growth in number of monthly disbursements

+ Ps $6.500 million monthly average disbursements

Housing: + 25% of the country's publications +2.8 million sessions per month

Insurance: + 18.000 policies since its launch in July 2022.

+54 cases: Fraud, Marketing, Pricing, Scoring, Origination, Churn

~ 5 million	+425%	~ 2.2 million	80%
Digital Clients	dale! Pasa, paga y recibe plata — Digital Wallet Clients growth	Digital Sales (# of products)	Digitalized products [2]
18.3% vs 2021	vs 2021	43.7 % vs 2021	70% Digital transactions
		56%[1] digital sales ratio	

1) Digital sales ratio is calculated considering only the sales of retail products for which a digitalized solution has been developed.
2) Banking digitalized products to strategic banking products.

6

Grupo AVAL

ESG Highlights

Corporate efficiencies and innovation

dale! **grew 425%** in total customers and 311% **in** monetary transactions vs 2021 tuplús grew 12% in active clients, and 22% in redemptions.

Corporate Governance & Risk

Banco de Occidente, Banco Popular and Banco AV Villas are working on **ESRMS** implementation

Banco de Bogotá has had ESRMS since 2019 and by 2022 it carried out 361 analyses, totaling an evaluated amount of possible approvals of COP $23.4 trillion

Financial performance

Porvenir made **52%** AUM inversions with **ESG Criteria**

Banco de Bogotá and Banco de Occidente continued developing ESG products such as the **Unicef** and **Saving The Amazon** credit cards.


ESG Strategy
Grupo
AVAL
Sostenibilidad

Human Capital

Banco de Bogotá, Banco de Occidente, Banco Popular got **Great Place to Work Certification**

Porvenir got **1rst place in Great Place to Work For Women**

Grupo Aval, its four banks, Porvenir and Corficolombiana received **Friendly Biz** recertification

Environment

CTIC began operations and attended **+2.200 patients** and received the **LEED Healthcare Gold certification**

Porvenir, impacted more than 2 million people with its **financial education program**

Banco de Bogotá designed the **Climate Strategy aligned Net Zero** and published the **first TCFD report**

- Banco de Bogotá and Corficolombiana were included in the **Dow Jones Sustainability Index yearbook**
- Grupo Aval and its four banks joined the financial initiative **UNEP FI**
- Grupo Aval, Banco de Bogotá and Banco de Occidente were in the **top 10** in ***"Merco Empresas y líderes"***
- Committed to the **United Nations Global Compact**

7

Assets 8 Assets breakdown (%) Total assets (1) Pro - forma Total assets, net loans and leases, fixed income investments, unconsolidated equity investments and other assets for 4 Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. (2) Net loans and leases include interbank and overnight funds. (1) (1) Cash and equivalents Net loans and leases Fixed income investments Unconsolidated equity investments Other (2) 254.4 285.9 295.6 Pro forma 4Q21 3Q22 4Q22 Y/Y% = 16.2% Q/Q% = 3.4% 5.8 60.6 12.2 3.0 18.5 4Q22 6.3 58.9 12.3 4.1 18.4 3Q22 7.0 57.9 14.3 3.0 17.8 Pro forma 4Q21 Figures in Ps. Trillions

Loan and receivables 9 (1) Pro - forma Gross Loans and their breakdown for 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. Gross loans Gross loans breakdown Figures in Ps. Trillions – Excluding interbank and overnight funds (1) (1) 154.4 175.1 182.3 Pro forma 4Q21 3Q22 4Q22 18.3 17.0 4.5 3.1 21.8 - 15.7 5.4 1.1 57.4% 57.2% 57.5% 32.9% 32.9% 32.6% 9.5% 9.7% 9.8% 0.2% 0.2% 0.1% Y/Y% Q/Q% Commercial Consumer Mortgages Microcredit 154.4 175.1 182.3 Pro forma 4Q21 3Q22 4Q22 Y/Y% = 18.1% Q/Q% = 4.1%

2.08% 1.76% 1.88% 1.70% 1.36% 1.46% Impairment loss / Average gross loans Impairment loss, net / Average gross loans 1.55x 1.59x 1.55x 1.21x 1.19x 1.16x 5.64% 5.14% 5.04% Allowance / Gross loans Allowance / 90+ PDLs Allowance / 30+ PDLs 4.65% 4.33% 4.35% 3.63% 3.23% 3.25% 30 days PDLs / Gross loans 90 days PDLs / Gross loans Loan portfolio quality 10 Charge offs / Average 90+ PDLs Cost of Risk Quality Coverage Pro forma 4Q21 3Q22 4Q22 • Pro - forma end of period and average gross loans, past due loans, allowances, net impairment losses, and charge - offs for 4Q21, FY 2021 and FY 2022 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. • Pro - forma ratios for 4Q21 and FY 2021 and are calculated based on the pro - forma figures explained above. • Pro - forma ratios for FY 2022 are based on reported revenues and expenses, associated to each ratio; however, the denominators av erages used to calculate these ratios contain pro - forma figures from previous quarters 0.59x 0.63x 0.56x Pro forma 4Q21 3Q22 4Q22

Loan portfolio quality

Figures in Ps. Billions

	30 days past due loans [1]			90 days past due loans [2]		
	Pro forma 4Q21	3Q22	4Q22	Pro forma 4Q21	3Q22	4Q22
Commercial	4.59%	4.17%	4.03%	3.99%	3.60%	3.62%
Consumer	4.55%	4.33%	4.69%	2.98%	2.58%	2.65%
Mortgages	4.85%	5.00%	4.87%	3.20%	3.07%	3.02%
Microcredit	31.62%	17.01%	14.01%	27.36%	14.22%	10.90%
Total loans	4.65%	4.33%	4.35%	3.63%	3.23%	3.25%

30 days past due formation [1]

	Pro forma 4Q21	Pro forma 1Q22	2Q22	3Q22	4Q22	Pro forma FY21	Pro forma FY22
Initial +30 PDLs	7,469	7,184	7,354	7,298	7,574	7,938	7,184
New +30 PDLs	551	942	697	1,155	1,157	2,791	3,951
Charge-offs	(836)	(772)	(754)	(878)	(807)	(3,545)	(3,212)
Final +30 PDLs	**7,184**	**7,354**	**7,298**	**7,574**	**7,923**	**7,184**	**7,923**

90 days past due formation [2]

	Pro forma 4Q21	Pro forma 1Q22	2Q22	3Q22	4Q22	Pro forma FY21	Pro forma FY22
Initial +90 PDLs	5,717	5,606	5,590	5,547	5,653	6,112	5,606
New +90 PDLs	726	756	710	985	1,089	3,039	3,540
Charge-offs	(836)	(772)	(754)	(878)	(807)	(3,545)	(3,212)
Final +90 PDLs	**5,606**	**5,590**	**5,547**	**5,653**	**5,934**	**5,606**	**5,934**

Loans and coverage by Stages (%)



Coverage
7.1%
53.1%
11.3%
9.9%
81.7%
0.9%
6.4%
54.3%
7.3%
11.6%
86.3%
0.9%
6.4%
54.0%
6.5%
12.1%
87.2%
0.9%
Pro forma 4Q21
3Q22
4Q22
Stage 3
Stage 2
Stage 1

Pro-forma PDLs, charge-offs, gross loans, allowances and breakdown by stages and type for 4Q21, 1Q22, FY 2021 and FY 2022 are calculated based on the reported consolidated figures excluding BHI's contribution to these numbers. Pro-forma ratios for 4Q21 are calculated based on the pro-forma figures explained above.

(1) Past Due Loans + 30 / Total Loans including interest accounts receivable
(2) Past Due Loans + 90 / Total Loans including interest accounts receivable. PDLs 90+ defined as loans more than 90 days past due.

11

Grupo AVAL

Funding breakdown (%) Pro forma 4Q21 3Q22 4Q22 Deposits 70.1% 70.3% 70.6% Banks and others 10.1% 12.6% 14.1% Bonds issued 14.9% 12.3% 11.6% Interbank borrowings 4.9% 4.8% 3.7% Deposit breakdown (%) Pro forma 4Q21 3Q22 4Q22 Savings accounts 46.7% 42.9% 42.9% Checking accounts 17.7% 15.3% 15.0% Time deposits 35.4% 41.3% 41.7% Others 0.2% 0.5% 0.5% 148.1 166.5 173.3 Pro forma 4Q21 3Q22 4Q22 Y/Y% = 17.0% Q/Q% = 4.1% = 1.00x 0.99x 0.97x Funding 12 (1) Pro - forma Total funding and Total deposits and breakdown for 4Q21 are calculated based on the reported consolidated figures excluding BHI’s contribution to these numbers. (2) Pro - forma Deposits/ Net loans for 4Q21 is calculated based on the pro - forma figures explained above. (*) Net Loans equals gross loans plus interbank and overnight funds net of allowance for impairment of loans and receivables Total deposits Total funding Figures in Ps. Trillions Deposits / Net loans*(%) Pro forma 4Q21 3Q22 4Q22 (1) (1) (2) 211.2 236.9 245.5 Pro forma 4Q21 3Q22 4Q22 Q/Q% = 3.6% Y/Y% = 16.2%

Capital as reported 13 4Q21 3Q22 4Q22 4Q21 3Q22 4Q22 4Q21 3Q22 4Q22 4Q21 3Q22 4Q22 Core Equity Tier 1 10.2 10.1 10.1 11.1 9.9 10.2 13.5 11.6 11.5 12.3 10.6 10.9 AT1 1.3 - - - - - - - - - - - Primary capital (Tier 1) 11.5 10.1 10.1 11.1 9.9 10.2 13.5 11.6 11.5 12.3 10.6 10.9 Solvency Ratio 13.5 13.1 13.1 12.3 11.5 12.2 14.5 12.4 12.3 12.9 10.9 11.1 Attributable Equity + Minority Interest Figures in Ps. Trillions Consolidated Capital Adequacy of our Banks (%) (1) Tangible Equity Ratio is calculated as Total Equity minus Goodwill and other Intangibles divided by Total Assets minus Goodwi ll and other Intangibles Attributable Shareholders Equity 23.0 16.8 16.5 16.5 14.4 14.4 39.5 31.1 30.8 4Q21 3Q22 4Q22 Attributable equity Minority interest Q/Q% = - 1.0% Y/Y% = - 21.9% 23.0 16.8 16.5 4Q21 3Q22 4Q22 Q/Q% = - 1.8% Y/Y% = - 28.4% Tangible equity ratio (1) 9.1% 8.2% 9.6% Total equity / Assets 10.4% 10.9% 10.8%

NIM – Net Interest Margin

Net Interest Income (3) (Trillions)

Pro forma 4Q21	3Q22	4Q22	4Q22 / Pro forma 4Q21	4Q22 / 3Q22
2.1	1.9	2.0	-5.0%	4.8%



5.3%
5.1%
4.9%
4.6%
4.1%
4.2%
4.1%
3.6%
3.5%
3.5%
0.5%
0.6%
1.0%
-1.3%
-0.7%
4Q21 (1)
1Q22 (2)
2Q22
3Q22
4Q22
Proforma
Reported

	Pro forma FY 2021 (1)	Pro forma FY 2022 (2)
Loans interest margin (4)	5.5%	4.7%
Net interest margin (3)	4.4%	3.7%
Net investment margin (5)	0.4%	-0.1%



12.0%
10.7%
9.4%
8.5%
8.0%
8.8%
5.7%
4.2%
4.0%
3.2%
7.3%
5.5%
3.3%
3.2%
2.5%
4Q21 (1)
1Q22 (2)
2Q22
3Q22
4Q22
Proforma
Reported

	Pro forma FY 2021 (1)	Pro forma FY 2022 (2)
Avg. Yield on loans	7.9%	10.2%
Cost of funds	2.3%	5.1%
Avg. Yield on fixed income and interbank & overnight funds	2.8%	5.4%

(1) Pro-forma Net Interest for 4Q21 and FY 2021 are calculated based on the reported consolidated figures excluding BHI's contribution to these numbers. Pro-forma ratios for 4Q21 and FY 2021 calculated based on the pro-forma figures explained above.
(2) Pro-forma ratios for 1Q22 and FY 2022 are based on reported revenues and expenses, associated to each ratio; however, the denominators averages used to calculate these ratios contain pro-forma figures from previous quarters.
(3) Net Interest Income and Net Interest Margin: Includes net interest income plus net trading income from investment securities held for trading through profit or loss divided by total average interest-earning assets. NIM without income from investment securities held for trading through profit or loss was 3.3% for 4Q22, 3.8% for 3Q22, and 4.3% for 4Q21 .
(4) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases. Banking NIM on Loans was 5.6% for 4Q21 proforma, 5.2% for 3Q22, 4.9% for 4Q22, 5.7% for FY 2021 and 5.3% for FY 2022.
(5) Net Investments Margin: Net Interest Income on fixed income securities, net trading income from equity and fixed income investment securities held for trading through profit and on interbank and overnight funds to Average securities and interbank and overnight funds.

14

Grupo AVAL

Fees and other operating income

Figures in Ps. Billions

Gross fee income

Y/Y% = -1.7%

Q/Q% = 1.3%



1,006.0
4.7%
30.1%
8.1%
57.1%
977.1
5.1%
20.8%
9.1%
65.1%
989.4
5.1%
18.2%
9.7%
67.1%
Pro forma 4Q21 (1)
3Q22
4Q22

	2021	2022
Gross fee income	3,795.9	3,874.4

	Pro forma 4Q21 (1)	3Q22	4Q22
Net fee income	805.0	746.7	749.7

	Y/Y%	Q/Q%
Banking fees	15.6	4.3
Trust activities	17.7	8.1
Pension fees	-40.6	-11.3
Other	5.7	1.8

Non-financial sector (*)

	4Q21	3Q22	4Q22	FY21	FY22
Energy & gas	231	317	109	1,060	1,109
Infrastructure	499	902	860	2,368	3,649
Hotels	17	24	18	-14	72
Agribusiness	25	23	36	57	95
Other (**)	-96	-100	-105	-372	-381
Total	**676**	**1,166**	**918**	**3,098**	**4,545**

(*) Net income from sales of goods and services
(**) Reflects net NFS from Nexa BPO, Megalinea and Aportes en Línea call-centers and other subsidiaries

Other operating income

	Pro forma 4Q21 (1)	3Q22	4Q22	Pro forma FY 2021(1)	FY22
Total derivatives income	168	798	407	797	1,530
Foreign exchange gains (losses), net	-117	-952	-540	-491	-1,826
Derivatives and foreign exchange gains (losses), net (2)	**51**	**-154**	**-133**	306	-296
Gains on valuation of assets	13	9	29	21	50
Net income from other financial instruments mandatory at FVTPL	63	68	68	270	279
Net gain on sale of investments and OCI realization	-4	-11	-112	84	-135
Gain on the sale of non-current assets held for sale	1	3	2	14	10
Income from non-consolidated investments (3)	79	105	91	454	493
Other income from operations	81	78	203	309	558
Total other income from operations	**284**	**97**	**148**	**1,457**	**960**

(1) Pro-forma Fees, other operating income and their breakdowns for 4Q21 and FY 2021 are calculated based on the reported consolidated figures excluding BHI's contribution to these numbers.
(2) Includes income from trading and hedging derivatives reflected as part of the net trading income on the Statement of Profit or Loss.
(3) Includes share of profit of equity accounted investees, net of tax, and dividend income..

15

Grupo AVAL

Efficiency ratios 16 Cost to income (1) Cost to assets (2) Pro - forma total other expenses, net interest income, net income from commissions and fees, net income from sales of goods and se rvices, net trading income, net income from other financial instruments mandatory at FVTPL and total other income for 4Q21 and FY 21 are calculated based on the reported consolidated figures excluding BHI’s contribut ion to these numbers. • Pro - forma ratios for 4Q21 and FY21 are calculated based on the pro - forma figures explained above. • Pro - forma ratios for FY 2022 are based on reported revenues and expenses, associated to each ratio; however, the denominators av erages used to calculate these ratios contain pro - forma figures from previous quarters (1) Cost to income efficiency ratio is calculated as total other expenses divided by net interest income plus net income from co mmissions and fees, net income from sales of goods and services, net trading income, net income from other financial instruments mandatory at FVTPL and total other income. (2) Cost to assets efficiency ratio is calculated as annualized total other expenses divided by average total assets. 51.2% 48.2% 55.5% Pro forma 4Q21 3Q22 4Q22 Proforma FY21 42.8% FY 2022 45.8% 3.1% 2.7% 2.9% Pro forma 4Q21 3Q22 4Q22 Proforma FY21 2.8% Proforma FY22 2.7%

471 632 569 378 310 306 1,098 106 30 - 641 777 1,730 675 408 - 330 4Q21 1Q22 2Q22 3Q22 4Q22 Continued operations Discontinued operations 34.9 77.6 29.7 17.2 (13.9) Profitability as reported 17 Figures in Ps. Billions Net income attributable to controlling interest ROAA reported (2) ROAE reported (3) (1) The outstanding shares at the end of June 30, 2022 were 23,743,475,754 shares. The average outstanding shares for 2022 were 2 3,1 42,465,372 shares. (2) ROAA for each quarter is calculated as annualized Net Income divided by average of total assets. (3) ROAE for each quarter is calculated as annualized Net Income attributable to Aval's shareholders divided by average attributa ble shareholders' equity EPS (1) 1.4% 3.8% 2.1% 1.3% - 0.6% 4Q21 1Q22 2Q22 3Q22 4Q22 13.7% 35.3% 16.6% 9.8% - 8.0% 4Q21 1Q22 2Q22 3Q22 4Q22

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 6, 2023

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel